UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Kenneth A. Siegel, Esq.	Sarah P. Payne, Esq.	Robert G. DeLaMater, Esq.
Morrison & Foerster LLP	Sullivan & Cromwell LLP	Sullivan & Cromwell LLP
Shin-Marunouchi Building, 29th Floor	1870 Embarcadero Road	125 Broad Street
5-1, Marunouchi 1-Chome	Palo Alto, CA 94303-3308	New York, NY 10004
Chiyoda-ku, Tokyo, 100-6529 Japan +81-3-3214-6522	+1 650 461 5669	+1-212-558-4788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 6 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,924,954(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,924,954(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The shares of Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 56,124,954 of such shares of Common Stock are subject to the Call Options), in each case as of March 29, 2022. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on February 7, 2022, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 11, 2022.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,924,954(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,924,954(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

The shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 56,124,954 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of March 29, 2022. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on February 7, 2022, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 11, 2022.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

CUSIP No. 872590104

EXPLANATORY NOTE

This Amendment No. 11 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020, Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2020, Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021, Amendment No. 8 to the Schedule 13D filed with the Commission on September 16, 2021, Amendment No. 9 to the Schedule 13D filed with the Commission on September 28, 2021, and Amendment No. 10 to the Schedule 13D filed with the Commission on February 4, 2022 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBGC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Schedule 13D Amendment including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. Project 6 LLC beneficially owns 60,924,954 shares of Common Stock, which represents approximately 4.88% of the shares of Common Stock outstanding as of February 7, 2022, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 11, 2022. The shares of Common Stock beneficially owned by Project 6 LLC are subject to the Proxy Agreement (of which 56,124,954 of such shares are subject to the Call Options). SBGC and Project 6 LLC are wholly owned subsidiaries of SoftBank. As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 6 LLC.

(c) The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On March 21, 2022, Project 6 LLC entered into master confirmations in respect of variable prepaid forward sale contracts (the “Forward Contracts”) with unaffiliated Dealers (the “Dealers”) covering up to 6,865,000 shares of Common Stock (the “Shares”), with the total number Shares determined on March 29, 2022 following the Dealers’ establishment of their initial hedge positions at an amount equal to 6,865,000 Shares. Certain of the Forward Contracts (“Forward Contract 1”), covering 2,065,000 Shares, provide for cash settlement based on the average of the daily volume-weighted average trading prices of the Issuer’s common stock over the 20 trading day period beginning on May 29, 2024. The remaining Forward Contracts (“Forward Contract 2”) cover 4,800,000 Shares and provide for cash settlement based on the average of the daily volume-weighted average trading prices of the Issuer’s

CUSIP No. 872590104

common stock over the 20 trading day period beginning two exchange business days after May 29, 2024. Project 6 LLC has the option to elect to settle the Forward Contracts on a physical basis.

Project 6 LLC will pledge shares of the Issuer’s Common Stock (the “Pledged Shares”) to secure its obligations under the Forward Contracts. The Pledged Shares secure a portion of Project 6 LLC’s obligations under the Term Margin Loan Agreement (which is described in further detail in Amendment No. 7 to the Schedule 13D) and proceeds generated from the Forward Contracts will concurrently pay off a portion of Project 6 LLC’s obligations under the Term Margin Loan Agreement and allow for the release the Pledged Shares to secure Project 6 LLC’s obligations under the Forward Contracts. Any excess amounts will be distributed to Project 6 LLC.

As set forth in the 2021 Master Framework Agreement (and as further described in Amendment No. 6 to the Schedule 13D) the Shares securing Project 6 LLC’s obligations under the Forward Contracts are subject to the proxy granted to Deutsche Telekom pursuant to the Proxy Agreement and Deutsche Telekom will continue to have the right to direct the vote of the Pledged Shares. The Pledged Shares which support Project 6 LLC’s obligations under Forward Contract 1 will continue to be subject to the terms of the remaining floating options under the SB-DT Call Option. The Pledged Shares which support Project 6 LLC’s obligations under Forward Contract 2 are not subject to the SB-DT Call Option.

The Intercreditor Agreement entered into in connection with the previous variable prepaid forward sale contracts (as described further in Amendment No. 8 to the Schedule 13D) (the “Prior Forward Contracts”) has been amended to include the Dealers to the Forward Contracts and to make other technical amendments.

In connection with the Forward Contracts, Project 6 LLC and Deutsche Telekom entered into two contingent floating rate option agreements relating to the Forward Contracts which are substantially similar to the Forward Contract Contingent Floating Rate Options (as defined in Amendment No. 8 to the Schedule 13D) related to the Prior Forward Contracts (as described further in Amendment No. 8 to the Schedule 13D).

The foregoing descriptions of the master confirmations do not purport to be complete and are subject to, and qualified in their entirety by the Forms of Master Confirmation which are filed as Exhibit 25 and Exhibit 26 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

25	Form of Master Confirmation 1

26	Form of Master Confirmation 2

CUSIP No. 872590104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2022

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name:	Natsuko Ohga
Title:	Head of Corporate Legal Department

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Michel Combes
Name:	Michel Combes
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Manager